PRICING SUPPLEMENT
Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-180289
Dated December 26, 2012

Performance

HSBC USA Inc. Airbag Performance Securities
$8,029,000 Securities Linked to the S&P 500® Low Volatility Index
due December 29, 2017

Investment Description

These Airbag Performance Securities Linked to the S&P 500® Low Volatility Index (the "Index") are senior unsecured debt securities issued by HSBC USA Inc. ("HSBC"), which we refer to as the "Securities". The Securities will rank equally with all of our other unsecured and unsubordinated debt obligations. If the Index Return is positive, HSBC will repay the Principal Amount at maturity plus a return equal to the Index Return times the Participation Rate of 150%. If the Index Return is zero or negative but greater than or equal to the Threshold Percentage of -25%, HSBC will repay the full Principal Amount at maturity. However, if the Index Return is negative and is less than the Threshold Percentage, HSBC will pay less than the full Principal Amount at maturity, if anything, resulting in a loss of 1.33333% of principal for each 1% that the Index Return is less than -25%, up to a loss of your entire investment. **Investing in the Securities involves significant risks. HSBC will not pay any interest on the Securities. You may lose some or all of your Principal Amount. The contingent repayment of principal only applies if you hold the Securities to maturity. Any payment on the Securities, including any repayment of principal, is subject to the creditworthiness of HSBC. If HSBC were to default on its payment obligations you may not receive any amounts owed to you under the Securities and you could lose your entire investment.**

Features

❑ **Participation in Positive Index Returns:** If the Index Return is greater than zero, HSBC will repay your Principal Amount at maturity plus a return equal to the Index Return multiplied by the Participation Rate. If the Index Return is less than zero, investors may be exposed to the downside market risk of the Index at maturity.

❑ **Contingent Repayment of Principal at Maturity:** If the Index Return is zero or negative, but is greater than or equal to the Threshold Percentage of -25%, HSBC will repay your Principal Amount at maturity. However, if the Index Return is less than the Threshold Percentage, HSBC will pay less than the full Principal Amount at maturity, if anything, resulting in a loss of 1.33333% of the Principal Amount for each 1% that the Index Return is less than -25%, up to a loss of your entire investment. The contingent repayment of principal applies only if you hold the Securities to maturity. Any payment on the Securities, including any repayment of principal, is subject to the creditworthiness of HSBC.

Key Dates

Trade Date	December 26, 2012
Settlement Date	December 31, 2012
Final Valuation Date[1]	December 22, 2017
Maturity Date[1]	December 29, 2017

[1] Subject to adjustment as described in the accompanying Equity Index Underlying Supplement.

THE SECURITIES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT INSTRUMENTS. THE TERMS OF THE SECURITIES MAY NOT OBLIGATE HSBC TO REPAY THE FULL PRINCIPAL AMOUNT OF THE SECURITIES. THE SECURITIES CAN HAVE UP TO THE FULL DOWNSIDE MARKET RISK OF THE INDEX, WHICH CAN RESULT IN A LOSS OF SOME OR ALL OF THE PRINCIPAL AMOUNT AT MATURITY. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF HSBC. YOU SHOULD NOT PURCHASE THE SECURITIES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE SECURITIES.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER ''KEY RISKS'' BEGINNING ON PAGE 4 OF THIS PRICING SUPPLEMENT AND THE MORE DETAILED ''RISK FACTORS'' BEGINNING ON PAGE S-1 OF THE ACCOMPANYING EQUITY INDEX UNDERLYING SUPPLEMENT AND BEGINNING ON PAGE S-3 OF THE ACCOMPANYING PROSPECTUS SUPPLEMENT BEFORE PURCHASING ANY SECURITIES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY AFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR SECURITIES.

Security Offering

HSBC USA Inc. is offering Airbag Performance Securities Linked to the S&P 500® Low Volatility Index. The Securities are offered at $1,000 per Security.

Index	Bloomberg Symbol	Initial Level	Participation Rate	Threshold Percentage	CUSIP/ISIN
S&P 500® Low Volatility Index	SP5LVI	4,442.41	150%	-25%	40433T554/US40433T5544

See "Additional Information about HSBC USA Inc. and the Securities" on page 2 of this pricing supplement. The Securities offered will have the terms specified in the accompanying prospectus dated March 22, 2012, the accompanying prospectus supplement dated March 22, 2012, the accompanying Equity Index Underlying Supplement dated March 22, 2012 and the terms set forth herein.

Neither the U.S. Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved of the Securities or passed upon the accuracy or the adequacy of this document, the accompanying Equity Index Underlying Supplement, prospectus or prospectus supplement. Any representation to the contrary is a criminal offense. The Securities are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction.

The Securities will not be listed on any U.S. securities exchange or quotation system. HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Securities from HSBC for distribution to UBS Financial Services Inc., acting as agent. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page 11 for a description of the distribution arrangement.

	Price to Public	Underwriting Discount	Proceeds to Us
Per Security	$1,000	$35	$965
Total	$8,029,000	$281,015	$7,747,985

The Securities:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

UBS Financial Services Inc.   **HSBC Securities (USA) Inc.**

Additional Information about HSBC USA Inc. and the Securities

This pricing supplement relates to one offering linked to the Index identified on the cover page. As a purchaser of a Security, you will acquire an investment instrument linked to the Index. Although this offering relates to the Index identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the Index, or as to the suitability of an investment in the Securities.

You should read this document together with the Equity Index Underlying Supplement dated March 22, 2012, the prospectus dated March 22, 2012 and the prospectus supplement dated March 22, 2012. If the terms of the Securities offered hereby are inconsistent with those described in the accompanying Equity Index Underlying Supplement, prospectus supplement or prospectus, the terms described in this pricing supplement will control. You should carefully consider, among other things, the matters set forth in "Key Risks" beginning on page 4 of this pricing supplement and in "Risk Factors" beginning on page S-1 of the Equity Index Underlying Supplement and beginning on page S-3 of the prospectus supplement, as the Securities involve risks not associated with conventional debt securities. You are urged to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities.

HSBC has filed a registration statement (including the Equity Index Underlying Supplement, a prospectus and prospectus supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the Equity Index Underlying Supplement, the prospectus and prospectus supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the Equity Index Underlying Supplement, prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦ Equity Index Underlying Supplement dated March 22, 2012:

  http://www.sec.gov/Archives/edgar/data/83246/000114420412016693/v306691_424b2.htm

♦ Prospectus Supplement dated March 22, 2012:

  http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm

♦ Prospectus dated March 22, 2012:

  http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

As used herein, references to "HSBC", "we", "the issuer", "us" and "our" are to HSBC USA Inc. References to the "Equity Index Underlying Supplement" mean the Equity Index Underlying Supplement dated March 22, 2012, references to "prospectus supplement" mean the prospectus supplement dated March 22, 2012 and references to "accompanying prospectus" mean the HSBC prospectus dated March 22, 2012.

Investor Suitability

The Securities may be suitable for you if:

♦ You fully understand the risks inherent in an investment in the Securities, including the risk of loss of your entire initial investment.

♦ You can tolerate a loss of all or a substantial portion of your investment and you are willing to make an investment that can have up to the full downside market risk of the Index.

♦ You believe the Index will appreciate over the term of the Securities.

♦ You believe the Index Return is not likely to be below the Threshold Percentage and, if it is, you can tolerate losing some or all of your initial investment.

♦ You are willing to invest in the Securities based on the Participation Rate of 150%.

♦ You are willing to hold the Securities to maturity, a term of approximately 5 years, and accept that there may be little or no secondary market for the Securities.

♦ You accept the risk and return profile of the Securities, in contrast to conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating that would pay interest at prevailing market rates.

♦ You do not seek current income from your investment and are willing to forgo dividends paid on the stocks included in the Index.

♦ You are willing to assume the credit risk of HSBC, as Issuer of the Securities, and understand that if HSBC defaults on its obligations you may not receive any amounts due to you including any repayment of your principal.

The Securities may not be suitable for you if:

♦ You do not fully understand the risks inherent in an investment in the Securities, including the risk of loss of your entire initial investment.

♦ You cannot tolerate a loss of all or a substantial portion of your investment and are unwilling to make an investment that can have up to the full downside market risk of the Index.

♦ You seek an investment that provides a full return of principal at maturity.

♦ You believe that the level of the Index will decline during the term of the Securities and that the Index Return is likely to be below the Threshold Percentage on the Final Valuation Date.

♦ You are unwilling to invest in the Securities based on the Participation Rate of 150%.

♦ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating that would pay interest at prevailing market rates.

♦ You seek current income from this investment or prefer to receive the dividends paid on the stocks included in the Index.

♦ You are unable or unwilling to hold the Securities to maturity, a term of approximately 5 years, or you seek an investment for which there will be an active secondary market.

♦ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Securities, for any payment on the Securities, including any repayment of principal.

The suitability considerations identified above are not exhaustive. Whether or not the Securities are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Securities in light of your particular circumstances. You should also review "Key Risks" beginning on page 4 of this pricing supplement and the more detailed "Risk Factors" beginning on page S-1 of the Equity Index Underlying Supplement and beginning on page S-3 of the accompanying prospectus supplement.

Final Terms

Issuer	HSBC USA Inc.
Principal Amount	$1,000 per Security.
Term	Approximately 5 years
Index	S&P 500® Low Volatility Index (Ticker: SP5LVI)
Payment at Maturity (per $1,000 Principal Amount Security)	**If the Index Return is positive,** HSBC will pay you an amount in cash equal to: $1,000 + ($1,000 × Index Return × Participation Rate) **If the Index Return is zero or negative but equal to or greater than the Threshold Percentage**, HSBC will pay you an amount in cash equal to your Principal Amount, or $1,000 per Security. **If the Index Return is negative and less than the Threshold Percentage,** HSBC will pay you a cash payment at maturity that is less than the Principal Amount of $1,000 per Security, if anything, equal to: $1,000 + [$1,000 × (Index Return – Threshold Percentage) × Threshold Multiplier] *In this scenario, you will lose 1.33333% of principal for each 1% that the Index Return is less than -25%, up to a loss of your entire investment.*
Participation Rate	150%
Threshold Percentage	-25.00%
Threshold Multiplier	1.33333
Index Return	$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$
Initial Level	4,442.41, which was the Official Closing Level of the Index on the Trade Date.
Final Level	The Official Closing Level on the Final Valuation Date.
Official Closing Level	The Official Closing Level on any scheduled trading day will be the closing level of the Index as determined by the calculation agent and based on the value displayed on Bloomberg Professional® service page "SP5LVI <INDEX>", or on any successor page on the Bloomberg Professional® service or any successor service, as applicable.
CUSIP/ISIN	40433T554/US40433T5544
Calculation Agent	HSBC USA Inc. or one of its affiliates.

Investment Timeline



Trade Date
Maturity Date

The Initial Level was determined. The Participation Rate was set.

The Final Level and Index Return are determined on the Final Valuation Date.

If the Index Return is positive, HSBC will pay you a cash payment at maturity equal to: $1,000 + ($1,000 × Index Return × Participation Rate)

If the Index Return is zero or negative but greater than or equal to the Threshold Percentage, HSBC will pay you a cash payment equal to your Principal Amount, or $1,000 per Security.

If the Index Return is negative and less than the Threshold Percentage, HSBC will pay you a cash payment at maturity that is less than the Principal Amount of $1,000 per Security, resulting in a loss of principal equal to:

$1,000 + [$1,000 × (Index Return – Threshold Percentage) × Threshold Multiplier].

In this scenario, you will lose 1.33333% of principal for each 1% that the Index Return is less than -25%, up to a loss of your entire investment.

INVESTING IN THE SECURITIES INVOLVES SIGNIFICANT RISKS. YOU MAY LOSE SOME OR ALL OF YOUR PRINCIPAL AMOUNT. ANY PAYMENT ON THE SECURITIES, INCLUDING ANY REPAYMENT OF PRINCIPAL AT MATURITY, IS SUBJECT TO THE CREDITWORTHINESS OF HSBC. IF HSBC WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS, YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE SECURITIES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

An investment in the Securities involves significant risks. Some of the risks that apply to the Securities are summarized here, but we urge you to read the more detailed explanation of risks relating to the Securities generally in the "Risk Factors" section of the accompanying Equity Index Underlying Supplement and the accompanying prospectus supplement. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities.

♦ **Your Investment in the Securities May Result in a Loss** – The Securities differ from ordinary debt securities in that the Issuer will not necessarily pay the full Principal Amount of the Securities at maturity. HSBC will only pay you the Principal Amount of your Securities in cash if the Index Return is greater than or equal to the Threshold Percentage and only at maturity. If the Index Return is below the Threshold Percentage of -25%, you will lose 1.33333% of the Principal Amount for each 1% that the Index Return is less than -25%. Accordingly, if the Index Return is below the Threshold Percentage, the amount of cash you receive will be less than the Principal Amount resulting in a loss of some or all of the Principal Amount.

♦ **The Contingent Repayment of Principal Applies Only if You Hold the Securities to Maturity** – You should be willing to hold your Securities to maturity. If you are able to sell your Securities prior to maturity in the secondary market, you may have to sell them at a loss relative to your initial investment even if the return of the Index at that time is above the Threshold Percentage.

♦ **The Participation Rate Applies Only if You Hold the Securities to Maturity** – You should be willing to hold your Securities to maturity. If you are able to sell your Securities prior to maturity in the secondary market, the price you receive will likely not reflect the full economic value of the Participation Rate or the Securities themselves, and the return you realize may be less than the Index's return, even if that return is positive. You can receive the full benefit of the Participation Rate only if you hold your Securities to maturity.

♦ **No Interest Payments** – HSBC will not make any interest payments with respect to the Securities.

♦ **The Securities Are Subject to the Credit Risk of the Issuer** – The Securities are senior unsecured debt obligations of HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Securities will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Securities, including any repayment of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Securities and, in the event HSBC were to default on its obligations, you may not receive any amount owed to you under the terms of the Securities and you could lose your entire investment.

♦ **The Securities Lack Liquidity** – The Securities will not be listed on any securities exchange or quotation system. An affiliate of HSBC intends to offer to repurchase the Securities in the secondary market but is not required to do so and may cease any such market-making activities at any time without notice. Because other dealers are not likely to make a secondary market for the Securities, the price at which you may be able to trade your Securities is likely to depend on the price, if any, at which an affiliate of HSBC is willing to buy the Securities. The price, if any, will exclude any fees or commissions paid by brokerage account holders when the Securities were purchased and therefore will generally be lower than such purchase price.

♦ **A Low Volatility Index May Be Volatile** - While the S&P 500 Low Volatility Index has been designed in part to mitigate the effects of volatility, there is no assurance that it will be successful in doing so. It is also possible that the features of the S&P 500 Low Volatility Index designed to address the effects of volatility will instead adversely affect the return of the S&P 500 Low Volatility Index and, consequently, the return on your Securities.

♦ **Owning the Securities Is Not the Same as Owning the Stocks Comprising the Index** – The return on your Securities may not reflect the return you would realize if you actually owned the stocks included in the Index. As a holder of the Securities, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the stocks included in the Index would have.

♦ **Market Price Prior to Maturity** – The market price of the Securities will be influenced by many unpredictable and interrelated factors, including the level of the Index; the volatility of the Index; dividends paid on the stocks included in the Index; the time remaining to the maturity of the Securities; interest rates in the markets in general; geopolitical conditions and economic, financial, political, regulatory, judicial or other events; and the creditworthiness of HSBC.

♦ **Impact of Fees and Hedging Costs on Secondary Market Prices** – Generally, the price of the Securities in the secondary market, if any, is likely to be lower than the initial offering price since the issue price includes, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the Securities.

♦ **Changes Affecting the Index** – The policies of the reference sponsor concerning additions, deletions and substitutions of the stocks included in the Index and the manner in which the reference sponsor takes account of certain changes affecting those stocks included in the Index may adversely affect the level of the Index. The policies of the reference sponsor with respect to the calculation of the Index could also adversely affect the level of the Index. The reference sponsor may discontinue or suspend calculation or dissemination of the Index. Any such actions could have an adverse effect on the value of the Securities.

♦ **Potential HSBC and UBS Financial Services Inc. Impact on Price** – Trading or transactions by HSBC, UBS Financial Services Inc., or any of their respective affiliates in the stocks comprising the Index or in futures, options, exchange-traded funds or other derivative products on stocks comprising the Index, may adversely affect the market value of the stocks comprising the Index, the level of the Index, and, therefore, the market value of your Securities.

♦ **Potential Conflict of Interest** – HSBC, UBS Financial Services Inc., or any of their respective affiliates may engage in business with the issuers of the stocks comprising the Index, which could affect the price of such stocks or the level of the Index and thus, may present a conflict between the obligations of HSBC and you, as a holder of the Securities. Additionally, potential conflicts of interest may exist between the Calculation Agent, which may be HSBC or any of its affiliates, and you with respect to certain determinations and judgments that the Calculation Agent must make, which include determining the Payment at Maturity based on the Final Level as well as whether to postpone the determination of the Final Level and the Maturity Date if a Market Disruption Event occurs and is continuing on the Final Valuation Date.

♦ **Potentially Inconsistent Research, Opinions or Recommendations by HSBC, UBS Financial Services Inc., or Their Respective Affiliates** – HSBC, UBS Financial Services Inc., or any of their respective affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Securities and such research, opinions or recommendations may be revised at any time. Any such research, opinions or recommendations could affect the level of the Index or the price of the stocks included in the Index, and therefore, the market value of the Securities.

♦ **The Securities Are Not Insured or Guaranteed by any Governmental Agency of the United States or any Other Jurisdiction** – The Securities are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the Securities and you could lose your entire investment.

♦ **Uncertain Tax Treatment** – Significant aspects of the tax treatment of the Securities are uncertain. You should consult your tax advisor about your own tax situation. See "What Are the Tax Consequences of the Securities?" beginning on page 8.

Scenario Analysis and Examples at Maturity

The scenario analysis and examples below are provided for illustrative purposes only and are purely hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of the Index relative to the Initial Level. We cannot predict the Final Level. You should not take the scenario analysis and these examples as an indication or assurance of the expected performance of the Index. The numbers set forth in the examples below have been rounded for ease of analysis. The following scenario analysis and examples illustrate the Payment at Maturity for a $1,000 Principal Amount of Securities.

Term: 5 years
Principal Amount: $1,000
Initial Level: 4,442.41
Threshold Percentage: -25%
Participation Rate: 150%
Threshold Multiplier: 1.33333

Example 1: The Final Level is 4,886.65 for an Index Return of 10%.

Since the Index Return is positive, the Payment at Maturity per Security will be calculated as follows:

$$\$1,000 + (\$1,000 \times 10\% \times 150\%) = \$1,150.00 \text{ per Security}$$

Example 2: The Final Level is 3,553.93 for an Index Return of -20%.

Since the Index Return is negative but greater than the Threshold Percentage of -25%, HSBC will repay the full Principal Amount and the Payment at Maturity is equal to $1,000 per Security (a zero percent return).

Example 3: The Final Level is 1,776.96 for an Index Return of -60%.

Since the Index Return is negative and less than the Threshold Percentage of -25%, the Securities will be exposed to the negative Index Return beyond the Threshold Percentage multiplied by the Threshold Multiplier. Therefore, the Payment at Maturity per Security will be calculated as follows:

$$\$1,000 + (\$1,000 \times (-60\% + 25\%) \times 1.33333) = \$533.33 \text{ per Security}$$

 If the Index Return is below the Threshold Percentage on the Final Valuation Date, your investment in the Securities will be exposed to the downside market risk of the Index and you will lose some or all of your principal at maturity.

Scenario Analysis – Hypothetical Payment at Maturity for each $1,000 Principal Amount of Securities.

Hypothetical Final Level (1)	Hypothetical Index Return	Hypothetical Payment at Maturity	Hypothetical Return on Securities
8,884.82	100.00%	$2,500.00	150.00%
8,440.58	90.00%	$2,350.00	135.00%
7,996.34	80.00%	$2,200.00	120.00%
7,552.10	70.00%	$2,050.00	105.00%
7,107.86	60.00%	$1,900.00	90.00%
6,663.62	50.00%	$1,750.00	75.00%
6,219.37	40.00%	$1,600.00	60.00%
5,775.13	30.00%	$1,450.00	45.00%
5,330.89	20.00%	$1,300.00	30.00%
4,886.65	10.00%	$1,150.00	15.00%
4,442.41	**0.00%**	**$1,000.00**	**0.00%**
3,998.17	-10.00%	$1,000.00	0.00%
3,553.93	-20.00%	$1,000.00	0.00%
3,331.81	**-25.00%**	**$1,000.00**	**0.00%**
3,109.69	-30.00%	$933.33	-6.67%
2,665.45	-40.00%	$800.00	-20.00%
2,221.21	-50.00%	$666.67	-33.33%
1,776.96	-60.00%	$533.33	-46.67%
1,332.72	-70.00%	$400.00	-60.00%
888.48	-80.00%	$266.67	-73.33%
444.24	-90.00%	$133.34	-86.67%
0.00	-100.00%	$0.00	-100.00%

(1)   The Index excludes cash dividend payments of stocks included in the Index.

What are the tax consequences of the Securities?

You should carefully consider, among other things, the matters set forth in the section "U.S. Federal Income Tax Considerations" in the prospectus supplement. The following discussion summarizes the U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the Securities. This summary supplements the section "U.S. Federal Income Tax Considerations" in the prospectus supplement and supersedes it to the extent inconsistent therewith.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Securities. Under one reasonable approach, the Securities should be treated as pre-paid cash settled executory contracts with respect to the Index. HSBC intends to treat the Securities consistent with this approach and pursuant to the terms of the Securities, you agree to treat the Securities under this approach for all U.S. federal income tax purposes. Subject to certain limitations described in the accompanying prospectus supplement, and based on certain factual representations received from HSBC, in the opinion of HSBC's special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat the Securities in accordance with this approach. Pursuant to this approach, HSBC does not intend to report any income or gain with respect to the Securities prior to their maturity or an earlier sale or exchange and HSBC intends to treat any gain or loss upon maturity or such earlier sale or exchange as long-term capital gain or loss, provided that you have held the Security for more than one year at such time for U.S. federal income tax purposes. See "U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts or Executory Contracts" in the prospectus supplement for certain U.S. federal income tax considerations applicable to Securities that are treated as pre-paid cash-settled executory contracts.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Securities, other characterizations and treatments are possible and the timing and character of income in respect of the Securities might differ from the treatment described above. For example, the Securities could be treated as debt instruments that are "contingent payment debt instruments" for U.S. federal income tax purposes subject to the treatment described under the heading "U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Payment Debt Instruments" in the prospectus supplement.

In Notice 2008-2, the Internal Revenue Service ("IRS") and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or pre-paid forward contract (which may include the Securities) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder (as defined in the prospectus supplement) of a Security is required to accrue income in respect of the Security prior to the receipt of payments with respect to the Security or its earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of a Security as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder (as defined in the prospectus supplement) of the Security could be subject to U.S. withholding tax in respect of a Security. It is unclear whether any regulations or other guidance would apply to the Securities (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the Securities.

PROSPECTIVE PURCHASERS OF SECURITIES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SECURITIES.

The S&P 500® Low Volatility Index ("SP5LVI")

Description of the Index

The SP5LVI measures the performance of the 100 least volatile stocks over the previous year in the S&P 500® Index. It is designed to serve as a benchmark for low volatility strategies in the U.S. stock market.

As of the November 2012 rebalancing, the sector weightings in the SP5LVI were as follows: Consumer Discretionary: 2.91%, Consumer Staples: 27.12%, Energy: 1.87%, Financials: 10.48%, Healthcare: 11.13%, Industrials: 6.31%, Information Technology: 3.58%, Materials: 2.52%, Telecommunication Services: 2.94% and Utilities: 31.14%.

For more information about the Index, see "The S&P 500® Low Volatility Index" on page S-18 of the accompanying Equity Index Underlying Supplement.

Hypothetical and Actual Historical Performance of the SP5LVI

The following graph sets forth the hypothetical back-tested performance of the SP5LVI from December 26, 2007 through April 19, 2011 and the historical performance of the SP5LVI from April 20, 2011 to December 26, 2012. The SP5LVI has only been calculated since April 20, 2011. The hypothetical back-tested performance of the SP5LVI set forth in the following graph was calculated using the selection criteria and methodology employed to calculate the SP5LVI since its inception on April 20, 2011. However, the hypothetical back-tested SP5LVI data only reflects the application of that methodology in hindsight, since the SP5LVI was not actually calculated and published prior to April 20, 2011. The hypothetical back-tested SP5LVI data cannot completely account for the impact of financial risk in actual trading. There are numerous factors related to the equities markets in general that cannot be, and have not been, accounted for in the hypothetical back-tested SP5LVI data, all of which can affect actual performance. Consequently, you should not rely on that data as a reflection of what the actual SP5LVI performance would have been had the index been in existence or in forecasting future SP5LVI performance. Because the SP5LVI is a price return index, and not a total return index, the data presented below does not reflect the payment of dividends. The graph below also reflects the actual closing levels from April 20, 2011 to December 26, 2012 that we obtained from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. The closing level for the SP5LVI on December 26, 2012 was 4,442.41. The hypothetical and actual performance is not necessarily an indication of future results.



Source: Bloomberg Professional® service

The hypothetical and actual historical levels of the SP5LVI should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the SP5LVI on the Final Valuation Date.

The tables below are a comparison of the 1997 through 2011 annual returns and the 1,3,5,10,15 and 20 year annualized returns and standard deviations for the S&P 500® Low Volatility Index and the S&P 500® Index. The SP5LVI has only been calculated since April 20,

2011. Accordingly, while the hypothetical tables set forth below are based on the selection criteria and methodology described herein and in the Equity Index Underlying Supplement, the SP5LVI was not actually calculated and published prior to April 20, 2011. The hypothetical and actual historical performance is not necessarily an indication of future results. Because the SP5LVI is a price return index, and not a total return index, the return data presented below does not reflect the payment of dividends.

Annual Returns[1]

	S&P 500® Low Volatility Index	S&P 500® Index
1997	26.27%	31.01%
1998	4.80%	26.67%
1999	-10.72%	19.53%
2000	20.68%	-10.14%
2001	1.54%	-13.04%
2002	-9.83%	-23.37%
2003	19.43%	26.38%
2004	14.38%	8.99%
2005	-0.67%	3.00%
2006	16.49%	13.62%
2007	-2.16%	3.53%
2008	-23.61%	-38.49%
2009	15.52%	23.45%
2010	9.79%	12.78%
2011	10.88%	0.00%

[1] Annual Return is a return an investment provides over a period of one year, expressed as (a) the difference between ending level and starting level, divided by (b) starting level.

Annualized Return[2] Data as of December 31, 2011		
	S&P 500® Low Volatility Index	S&P 500® Index
1 Yr.	10.88%	0.00%
3 Yrs.	12.04%	11.66%
5 Yrs.	1.00%	-2.38%
10 Yrs.	4.12%	0.92%
15 Yrs.	5.30%	3.59%
20 Yrs.	6.36%	5.67%

[2] Annualized return is a return an investment provides over a period of time, representing a geometric average of annual returns over that period. The geometric average of annual returns represents the average rate per year on an investment that is compounded over a period of several years.

Annualized Standard Deviation[3]		
	S&P 500® Low Volatility Index	S&P 500® Index
1 Yr.	8.78%	15.97%
3 Yrs.	11.88%	19.00%
5 Yrs.	12.87%	18.91%
10 Yrs.	10.77%	15.93%
15 Yrs.	12.14%	16.59%
20 Yrs.	11.33%	15.01%

[3] Standard Deviation is a statistical measure of the distance a quantity is likely to lie from its average value. In finance, standard deviation is applied to the annual rate of return of an investment, to measure the investment's volatility, or "risk".

Sector Weightings

The table below shows the current weight, average weight and maximum weight of each industry sector included in the SP5LVI. The SP5LVI has only been calculated since April 20, 2011. Accordingly, while the hypothetical tables set forth below are based on the selection criteria and methodology described herein and in the Equity Index Underlying Supplement, the SP5LVI was not actually calculated and published prior to April 20, 2011. No assurance can be given that these weightings will not change.

	Energy	Materials	Industrials	Consumer Discretionary	Consumer Staples	Healthcare	Financials	Information Technology	Telecomm	Utilities
Current Weight*	1.87%	2.52%	6.31%	2.91%	27.12%	11.13%	10.48%	3.58%	2.94%	31.14%
Average Weight**	5.51%	4.74%	11.59%	8.49%	18.05%	6.68%	14.85%	1.91%	2.74%	25.45%
Maximum Weight (as of date)**	12.04% (7/31/01)	12.11% (4/30/97)	18.72% (10/31/00)	16.14% (7/31/91)	31.36% (7/31/09)	27.11% (4/30/09)	35.04% (7/31/02)	10.05% (4/30/10)	10.00% (10/31/92)	43.19% (7/31/99)

*as of November 2012 rebalancing

** since 10/31/90

The hypothetical back-tested weights of the SP5LVI set forth above were calculated using the selection criteria and methodology employed to calculate the SP5LVI since its inception on April 20, 2011.

License Agreement

Standard & Poor's® and S&P® are registered trademarks of Standard & Poor's Financial Services LLC ("S&P"); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC ("Dow Jones"); and these trademarks have been licensed for use by S&P Dow Jones Indices LLC. "Standard & Poor's®", "S&P 500®" and "S&P®" are trademarks of S&P and have been licensed for use by S&P Dow Jones Indices LLC and its affiliates and sublicensed for certain purposes by HSBC. The SP5LVI (the "Index") is a product of S&P Dow Jones Indices LLC, and has been licensed for use by HSBC.

The Securities are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P or any of their respective affiliates (collectively, "S&P Dow Jones Indices"). S&P Dow Jones Indices makes no representation or warranty, express or implied, to the holders of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities particularly or the ability of the Index to track general market performance. S&P Dow Jones Indices' only relationship to HSBC with respect to the Index is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices. The Index is determined, composed and calculated by S&P Dow Jones Indices without regard to HSBC or the Securities. S&P Dow Jones Indices has no obligation to take the needs of HSBC or the holders of the Securities into consideration in determining, composing or calculating the Index. S&P Dow Jones Indices is not responsible for and has not participated in the determination of the prices, and amount of the Securities or the timing of the issuance or sale of the Securities or in the determination or calculation of the equation by which the Securities are to be converted into cash. S&P Dow Jones Indices has no obligation or liability in connection with the administration, marketing or trading of the Securities. There is no assurance that investment products based on the Index will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment advisor. Inclusion of a security within the Index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the Securities currently being issued by HSBC, but which may be similar to and competitive with the Securities. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Index. It is possible that this trading activity will affect the value of the Index and the Securities.

S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY HSBC, HOLDERS OF THE SECURITIES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING, BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBLITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND HSBC, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

Events of Default and Acceleration

If the Securities have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the Securities, the Calculation Agent will determine the accelerated Payment at Maturity due and payable in the same general manner as described in "Final Terms" in this pricing supplement. In that case, the scheduled trading day preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the accelerated Index Return. If a market disruption event exists on that scheduled trading day, then the accelerated Final Valuation Date will be postponed for up to five scheduled trading days (in the same general manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days.

If the Securities have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the Securities. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

Supplemental Plan of Distribution (Conflicts of Interest)

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Securities from HSBC for distribution to UBS Financial Services Inc. (the "Agent"). HSBC has agreed to sell to the Agent, and the Agent has agreed to purchase, all of the Securities at the price indicated on the cover of this pricing supplement. HSBC has agreed to indemnify the Agent against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agent may be required to make relating to these liabilities as described in the accompanying prospectus supplement and the prospectus. The Agent may allow a concession not in excess of the underwriting discount to its affiliates for distribution of the Securities.

Subject to regulatory constraints, HSBC (or an affiliate thereof) intends to offer to purchase the Securities in the secondary market, but is not required to do so. We or our affiliate will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties, which may include the Agent, in connection with the sale of the Securities and the Agent and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Securities, but is under no obligation to make a market in the Securities and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-49 in the accompanying prospectus supplement.

Validity of the Securities

In the opinion of Morrison & Foerster LLP, as counsel to the Issuer, when the Securities offered by this pricing supplement have been executed and delivered by the Issuer and authenticated by the trustee pursuant to the Senior Indenture referred to in the prospectus supplement dated March 22, 2012, and issued and paid for as contemplated herein, such Securities will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated July 27, 2012, which has been filed as Exhibit 5.1 to the Issuer's Current Report on Form 8-K dated July 27, 2012.